Exhibit 99.2

2016 Third Quarter Results Ended September 30, 2016 November 21, 2016

11/21/2016 2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q3’16 Results 2 Q&A 3

11/21/2016 3 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the UK from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the "SEC"), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

11/21/2016 4 Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures through non-GAAP financial measures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period. International Game Technology PLC’s management believes that referring to constant currency or adjusted measures provides a useful way to evaluate International Game Technology PLC’s underlying performance, as the effects of occasional circumstances or of external factors that are beyond management’s control can this way be neutralized, allowing a more comprehensive understanding and evaluation of operating results, business trends and future prospects, as well as meaningful period-to-period and peer companies comparisons, in the same manner as management does. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, International Game Technology PLC’s reported results prepared in accordance with U.S. GAAP.

STRATEGIC UPDATE

Consolidating Industry Leadership Broad-based growth in lottery and land-based gaming Strong global Lottery performance Improved gaming KPIs Stability and predictability of free cash flow extended with important lottery contract wins and renewals Won Florida bid Extended Georgia and Texas contracts Top 20 NA Lottery facilities management contracts secured for 8.5 years (on average, including extensions) Growing global gaming machine installed base Significant International expansion North America stable on sequential basis, supported by demand for new premium titles DoubleDown Interactive remains challenging; revitalization efforts underway Increased gaming product sales on appeal of new games and cabinets 11/21/2016 6

Consolidating Industry Leadership NASPL and World Lottery Summit Highlights Showcased new technology and hardware Strong focus on retail AuroraTM Business Intelligence applications Leveraging player insights Emphasis on interactive/digital play PlaySpotTM (piloting in Rhode Island later this year) iLottery, eInstants G2E Highlights: Innovation, Content, Enhanced Player Experiences Introduced six new cabinets supported by detailed game release roadmaps Strong systems presentation, including innovative add-on products (PlaySpot, Cardless ConnectTM) Skill-based and augmented reality games demonstrate focus on casino of the future Won numerous industry accolades Named “Land-Based Industry Supplier of Year” SphinxTM 4D rated most highly anticipated title PlaySpot won “Casino Product of the Year” 11/21/2016 7

2016 THIRD QUARTER FINANCIAL RESULTS

11/21/2016 9 Revenue Adjusted Operating Income Q3’16 Financial Highlights Adjusted Diluted EPS $ M except EPS +6% +4% +9% Adjusted EBITDA Note: As adjusted results remove impact of purchase accounting, impairment charges, restructuring expense and transaction expense (see appendix for details) Note: $/€ FX daily average: 1.12 in Q3’16; 1.11 in Q3’15 261 285 286 Q3'15 Q3'16 Constant Currency Q3'16 1,202 1,271 1,266 Q3'15 Q3'16 Constant Currency Q3'16 414 429 430 Q3'15 Q3'16 Constant Currency Q3'16 0.42 0.45 Q3'15 As Adjusted Q3'16 As Adjusted

10 Q3’16 North America Gaming & Interactive Highlights $ M Revenue Developments Key Performance Indicators Gaming service revenue down on lower installed base Y/Y; installed base steady on a sequential basis Wheel of Fortune® 3D, Wheel of Fortune® Gold Spins, Powerbucks® and Aladdin 3D among top performing games DoubleDown revenue reflects lower DAUs; monetization remains strong Product sales up on continued momentum of CrystalDual® and S3000® cabinets and include 582 Oregon VLT units; a portion of revenue associated with new & expansion units was deferred and did not contribute to the quarter Operating Income impacted by the lower revenue, as well as costs to revitalize the installed base and higher R&D Q3'16 Q3'15 % Change Revenue 317 341 -7% Operating Income 66 85 -22% DDI Social Revenue 66 80 -17% Bookings per DAU $0.48 $0.48 0% Machine Units Shipped Q3'16 Q3'15 New & Expansion 2,017 895 Replacement 3,221 2,431 Total 5,238 3,326 Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Casino Installed Base 25,237 25,418 24,958 24,171 24,163

11 Q3’16 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators 6.3% same-store revenue growth fueled by continued strength in Jackpot games (Mega Millions and Powerball each had Jackpots of ~$500 million) LMA impact includes New Jersey incentive, largely driven by record Q1’16 Powerball jackpot Product sales up on California hardware sales and increased instant printing revenue Operating Income up on strong same-store revenue growth and LMA incentive Q3'16 Q3'15 % Change Revenue 307 253 22% Operating Income 85 50 70% Same-store revenue growth Q3'16 Q3'15 Instants & Draw Games 1.6% 8.5% Multistate Jackpots 40.6% 3.8% Total SSR Growth 6.3% 8.0% Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 VLT Installed Base 15,398 15,241 15,331 15,355 15,322

12 Lottery same-store revenue up 5.7% on strength in Latin America and Europe, partially offset by weakness in the UK Gaming service revenue primarily reflects exiting certain interactive operations; higher terminal service revenue; and expansion in installed base (Latin America and Eastern Europe) Product sales rose on broad-based gaming machine replacement unit demand, higher ASPs, and stronger systems revenue (Wynn Macau) Operating income up on lottery strength, improved contribution from the installed base, and higher product sales, largely offset by unfavorable FX translation Q3’16 International Highlights $ M Revenue Developments Key Performance Indicators Q3'16 Q3'15 % Change Revenue 215 210 2% Operating Income 39 37 6% Machine Units Shipped Q3'16 Q3'15 New & Expansion 298 504 Replacement 3,444 2,792 Total 3,742 3,296 Same-store revenue growth Instants & Draw Games 5.9% 1.9% Multistate Jackpots 3.3% -3.7% Total SSR Growth 5.7% 1.6% Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Installed Base 9,768 9,400 9,506 9,478 10,268

Developments 13 Q3’16 Italy Highlights $ M Revenue Key Performance Indicators 11/21/2016 Strong Lottery and Gaming performance drove higher sales and profits 17% Lotto wager growth includes significant contribution from Late Numbers; Lotto wagers increased 2% excluding Late Numbers; Scratch & Win relatively stable Machine Gaming revenue up on improved unit productivity, more than offsetting decline in AWP units installed Sports Betting up on higher wagers from Euro Football Championship; payout unchanged Operating Income rose on Lotto growth and Sports Betting contribution Q3'16 Q3'15 % Change Revenue 426 400 7% Operating Income 147 131 12% €M Q3'16 Q3'15 % Growth Lotto Wagers 1,967 1,677 17.3% 10eLotto 1,094 1,009 8.4% Core 550 605 -9.1% Late Numbers 324 63 417.5% S&W Wagers 2,091 2,108 -0.8% Sports Betting Wagers 178 167 6.7% Sports Betting Payout 82.0% 81.9% 0.1 pp Gaming Wagers VLT - Operator (B2C) 1,309 1,314 -0.4% AWP 986 1,026 -3.9% Interactive 393 378 4.0%

Revenue 11/21/2016 14 Q3’16 Revenue & Operating Income $ M Revenue up on strong global lottery revenue growth, LMA contribution, and higher product sales, reflecting demand for North America lottery products and global gaming machine units Operating expenses up on timing of bad debt expense, higher global product marketing costs, and R&D spending Adjusted Operating Income

11/21/2016 15 $ M Net Debt & Leverage Excluding FX, net debt up modestly compared to year-end 2015 level on Lotto upfront concession payment in Q2’16 Leverage ratio improved vs. Q4’15 and stable when compared to the last two quarters Net Debt/LTM Adj. EBITDA 4.52x 4.45x Lotto (150) S&W and Other 62

11/21/2016 16 Q3’16 YTD Cash Flow Statement $ M Strong Operating Cash Flow YTD - Cash interest payments are concentrated in the first and third quarters - Includes approximately $409 million in cash interest paid, of which $153 million in Q3’16 - Cash taxes of $136 million, of which $97 million in Q3’16 Net Lotto upfront concession payment of $240 million in Q2’16 - $390 million upfront concession payment - $150 million contributed by minority partners Cash Flow Q3'16 YTD Net Cash Flows from Operating Activities 621 Capex (372) Lotto upfront concession payment (390) Free Cash Flow (141) Minority capital contribution (Lotto) 150 Debt Proceeds/(Repayment), Net (178) Dividends Paid (121) Other - Net 1 Other Investing/Financing Activities (148) Net Cash Flow (289) Effect of Exchange Rates/Other 12 Net Change in Cash (277) Cash at End of the Period 350

11/21/2016 17 2016 Financial Outlook Adjusted EBITDA of $1,740-$1,790 million Capital Expenditures no more than $550 million 2016 Lotto concession upfront payments: €600 million gross, €370 million net Second installment of €250 million (gross), €154 million (net) scheduled for Q4’16 Net Debt of $7,700-$7,900 million at year end Implied Net Debt / LTM EBITDA leverage of 4.30-4.54x Leverage at or below 2015 level

APPENDIX

11/21/2016 19 Q3’16 Income Statement (As Reported) $ M

11/21/2016 20 Q3’16 Reconciliation of Non-GAAP Measures $ M Adjustments Q3'16 As Purchase Foreign Impairment/ Q3'16 As Reported Accounting Exchange Restructure Adjusted Total Revenue 1,266 - - - 1,266 Cost of Services 625 (46) - - 579 Cost of Sales 137 (30) - - 107 SG&A 243 (36) - - 207 R&D 87 - - - 87 Restructuring 6 - - (6) - Impairment 4 - - (4) - Total 1,102 (112) - (10) 980 Operating Income 164 112 - 10 286 Foreign Exchange (21) - 21 - - Other Income (Net) 2 - - - 2 Interest Expense (Net) (114) 2 - - (112) Total (133) 2 21 - (110) Income Before Taxes 31 114 21 10 176 Income Taxes 13 40 10 3 65 Net Income 18 74 11 7 110 Minority Interest 20 - - - 20 Attributable to IGT (2) 74 11 7 90 EPS - Diluted (0.01) 0.45 WASO - Diluted 202.0 202.6

11/21/2016 21 Q3’16 Reconciliation of Non-GAAP Measures $ M As Reported Q3'16 Q3'15 Net Income 18 9 Provision for Income Taxes 13 13 Non-Operating Expenses 133 108 Amortization 124 134 Depreciation 94 95 Amortization of Upfront Payments to Customers 30 28 Stock Compensation 8 12 Restructuring Expense 6 11 Impairment 4 - Non-Cash Purchase Accounting (Excluding D&A) - 2 Transaction Expense, Net - 2 Adjusted EBITDA 430 414